Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Shattuck Labs, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-249555) on Form S-8 of Shattuck Labs, Inc. of our report dated March 16, 2021, with respect to the balance sheets of Shattuck Labs, Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Shattuck Labs, Inc.
/s/ KPMG LLP
Austin, Texas
March 16, 2021